SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Rob Devey appointed Chief Executive, Prudential UK announced 2 July 2009

For Immediate Release Thursday 2 July 2009

ROB DEVEY APPOINTED AS CHIEF EXECUTIVE, PRUDENTIAL UK AND EUROPE AND TO THE BOARD OF PRUDENTIAL PLC TO SUCCEED NICK PRETTEJOHN

Prudential plc (“Prudential”) announces the appointment of Rob Devey as Chief Executive, Prudential UK and Europe and to the Board of Prudential plc. Rob Devey will succeed Nick Prettejohn who will leave the Group in September 2009.

Rob Devey will join Prudential from Lloyds Banking Group where he has worked since 2002 in a number of senior leadership roles across insurance and retail banking including as Managing Director, Direct Channels UK Retail Banking, Managing Director of HBOS Financial Services and Managing Director of HBOS General Insurance. Prior to joining HBOS, Rob Devey was a consultant with the Boston Consulting Group (BCG) in both Europe and the US working in financial services. Rob will join Prudential at a date to be confirmed and he will succeed Nick Prettejohn, currently Chief Executive, Prudential UK and Europe, who has decided to leave the Group in September 2009.

Commenting Mark Tucker, Group Chief Executive of Prudential plc, says:

"I am pleased to announce the appointment of Rob Devey as successor to Nick Prettejohn. Rob has clearly demonstrated his capability in complex leadership roles and I look forward to welcoming him to the Group. I am very sorry to see Nick Prettejohn leave Prudential and want to thank him for his outstanding contribution in developing and implementing a highly effective strategy that has dramatically improved the performance and profitability of the UK business. Nick leaves a strong legacy and he should be proud of his achievements in transforming the UK business."

Commenting Tidjane Thiam, Chief Financial Officer and Group Chief Executive Designate of Prudential plc, says:

"I am delighted that Rob Devey will be joining Prudential and that the Group can attract such an obviously talented executive. He is a proven talent in leading large and complex insurance and banking businesses and will add significantly to our Group management strength. I greatly look forward to working with him. I am very sorry that Nick Prettejohn has decided to leave the Group, where he has made an outstanding contribution and want to wish him well with his next challenge.”

Commenting Rob Devey, says:

"I greatly look forward to joining Prudential at this exciting time in its development. The Group is ideally placed in both the UK and international markets to continue its strong performance. I have been particularly impressed by the quality of its leadership, its customer focus, and its values and heritage that will underpin future success. The UK business is in a strong position and continues to gain profitable market share and I want to thank Nick Prettejohn for leaving such a good legacy for me to take forward."

Commenting Nick Prettejohn, Chief Executive, Prudential UK and Europe, says:

”The UK business now has a much clearer sense of purpose and momentum and I want to thank the Group Chief Executive, the UK leadership team and all the employees of the UK business for helping drive the transformation of the business during the past three and a half years.”

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	James Matthews	+44 (0)20 7548 3561
		Matt Lilley	+44 (0)20 7548 2007

Notes to Editors:

Rob Devey Remuneration Details:

Prudential is committed to full disclosure of the remuneration of its Executives. Rob Devey’s basic salary will be £550,000. His annual bonus has a maximum potential of 160% of base salary, of which 40% is deferred. LTIP awards are 200% of base salary. This is placed in line with FTSE50 best practice.

About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £249 billion in assets under management (as at 31 December 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 July 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Susan Henderson,
Deputy Group Secretary